SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNA Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Fairview Drive Suite 1200
(No. and Street)

Charlotte (City) NC (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Manning 803-548-1322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co., PLLC
(Name – *if individual, state last, first, middle name*)

4600 Park Road Suite 112, Charlotte, NC 28209
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

12012097

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Robert Agnelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNA Capital, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public November 1, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scharf Pera
& Co., PLLC Certified Public Accountants

RNA CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2011

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Independent Auditors' Report

To the Stockholder
RNA Capital, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of RNA Capital, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RNA Capital, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 27, 2012

RNA CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	22,770
Deposits with clearing organization (cash)		125,515
Receivables from clearing organization		16,544
Other assets		3,590
	$	168,419

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	9,978
Commitments and contingent liabilities		-
Stockholder's equity:		
Common Stock, no par value, 850 shares authorized, 100 shares issued and outstanding		195,751
Accumulated deficit		(37,310)
		158,441
	$	168,419

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Pinnacle Brokerage Service, Inc. ("PBSI") was incorporated in Ohio on August 14, 2000. At the beginning of the year, PBSI was a dormant wholly owned subsidiary of Duncan Williams, Inc. On January 27, 2011, the common stock of PBSI was sold to an individual residing in the state of North Carolina. In connection with this transaction, the former owner withdrew capital of $150,000, and the new owner recapitalized the company with an infusion of $55,751. PBSI's name was changed to RNA Capital, Inc. (the "Company") and the Company re-commenced operations in June 2011, primarily focusing on the proprietary trading of bonds. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions and related clearing expenses in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2 - Significant Accounting Policies (continued)

Income taxes:

The Company accounts for income taxes under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 "Income Taxes". Under FASB ASC Topic 740-10-30, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled.

Further, FASB ASC Topic 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on de-recognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC Topic 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement.

Fair value of financial instruments:

The Company's financial instruments include cash, deposits and receivables from a clearing organization and accounts payable and accrued expenses. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Reclassifications:

Certain reclassifications may have been made to prior year amounts to conform to classifications used in the current year.

Subsequent events:

The Company evaluated all events and transactions through February 27, 2012, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2011, the Company had net capital of $154,851, which was $54,851 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .06 to 1.

Note 4 - Income Taxes

Deferred income tax assets and liabilities are comprised of the following at December 31, 2011:

Deferred income tax assets:	
Operating loss carry forward	$ 2,700
Less: valuation allowance	2,700
Total deferred income tax assets	$ -
Total deferred income tax liabilities	$ -

Note 5 - Commitments and Contingencies

In November 2011, the Company entered into an operating lease commitment for office space beginning February 1, 2012 and extending through January 2014. Aggregate annual rental commitments for office space at December 31, 2011, are approximated below:

Year ending December 31,	
2012	$ 14,384
2013	14,520
2014	1,320
Thereafter	-
	$ 30,224

The Company had no other commitments or contingencies as of December 31, 2011. No expenses related to commitments with terms in excess of one year have been recorded for the year ended December 31, 2011.

RNA CAPITAL, INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
RNA CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital:		
Total stockholder's equity		$ 158,441
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		158,441
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		158,441
Deductions and/or charges:		
Nonallowable assets:		
Other assets	$ 3,590	
Deductions and/or charges		(3,590)
Net capital before haircuts on securities positions (tentative net capital)		154,851
Less: haircuts on securities		-
Net capital		$ 154,851
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		$ 9,978
Other		-
Total aggregate indebtedness		$ 9,978
Computation of basic net capital requirement:		
Minimum net capital required, greater of:		
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$ 665	
Minimum dollar net capital requirement	100,000	
Total net capital requirement		$ 100,000
Excess net capital		$ 54,851
Excess net capital at 1,000 percent		$ 34,851
Ratio: Aggregate indebtedness to net capital		.0644 to 1

RNA CAPITAL, INC.
STATEMENT REGARDING SCHEDULE II, III, AND IV
DECEMBER 31, 2011

Schedule II, III, and IV are not applicable. The Company has claimed an exemption under SEC Rule 15c3-3(k)(2)(ii) based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
accountants@scharfpera.com
scharfpera.com